Mail Stop 4561
									December 15, 2005

Mr. Xi Qun Yu
Chief Executive Officer
China Education Alliance, Inc.
80 Heng Shan Rd.
Kun Lun Shopping Mall
Harbin, P.R. China 150090

      Re:	China Education Alliance, Inc.
		Form 10-KSB/A for Fiscal Year Ended December 31, 2004 Form 10-QSB for Fiscal Quarter Ended March 31, 2005 Form 10-QSB for Fiscal Quarter Ended June 30, 2005 File No. 333-101167

Dear Mr. Yu:

      We have reviewed your response letter dated November 18,
2005
and have the following additional comments. As previously stated, these comments require amendment to the referenced filings previously filed with the Commission. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2004

Note 1 - Summary of Significant Accounting Policies and
Organization,
page 17

1. We have reviewed your response to prior comment 3 and do not believe your revenue recognition policy is in accordance with the criteria in SAB 104, primarily as it relates to the performance of services. We note your reference to prepaid phone cards and believe that those companies would recognize revenues in a similar manner. Please tell us how changing your policy to recognize revenue when materials are downloaded would impact your financial statements and restate your financial statements accordingly, if material.

2. In your response to prior comment 3, you state that cost of sales relates to the cost of the debit cards and the depreciation charge for the equipment involved with the maintenance of the website where the educational materials are posted. In your discussion in MD&A at page 7, you disclose that, in addition to the costs noted in your response, cost of goods sold includes the cost of copy rights to the exam materials plus other direct costs associated with making the products available for resale. Please reconcile these statements for us. Additionally, please tell us how the amounts of the copy right fees are determined, the nature of the other direct costs, and over what period such fees and other costs are recorded.

Item 13.  Exhibits and Reports on Form 8-K, page 30

3. We note that your Form 10-KSB/A filed December 12, 2005 does not include section 302 or 906 certifications. These certifications are required to be filed with all amendments. Please file an amended
Form 10-KSB that includes these certifications.

Form 10-QSB for the Fiscal Quarter Ended September 30, 2005

Condensed Consolidated Statement of Cash Flows, page 5

4. Please tell us how you determined that the $369,914 deposit on purchase of a property should be classified as an operating cash flow rather than as an investing cash flow. Refer to paragraphs 15-17 and
21-24 of SFAS 95. In your response, please also tell us what the business purpose of the building will be.

Item 6.  Exhibits and Reports on Form 8-K, page 19

5. Please revise the certifications filed as exhibits 31.1 and
31.2
to conform to the language exactly as set forth in Item 601(b)(31) of
Regulation S-B. Specifically, please revise the reference to the rules defining disclosure controls and procedures in the introduction to paragraph 4 from "13a-15d-15(e) and 15d-15(e)" to "13a-15(e)
and
15d-15(e)" and replace the phrase "fourth fiscal quarter" in paragraph 4(c) with "most recent fiscal quarter (the registrant`s fourth fiscal quarter in the case of an annual report)."

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.






      You may contact Amanda Sledge, Staff Accountant, at (202)
551-
3473 or the undersigned at (202) 551-3403 if you have questions.



								Sincerely,



      Steven Jacobs
      Accounting Branch Chief
Mr. Xi Qun Yu
China Education Alliance, Inc.
December 15, 2005
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